UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2022

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2022

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Bank, Ltd.

MUFG Americas Holdings Corporation

Recording of the Losses Associated with the Sale of MUFG

Union Bank to U.S. Bancorp on Financial Statements for the

First Half of Fiscal Year

Ending March 2023 (under J-GAAP)

Tokyo/New York, August 2, 2022 — On September 21, 2021, MUFG and MUFG Bank, a core banking subsidiary of MUFG, announced an agreement[1] to sell all shares of MUFG Union Bank, N.A.(“MUB”), MUFG’s subsidiary owned through MUFG Americas Holdings Corporation(“MUAH”), to U.S. Bancorp(“USB”). Due to fluctuations in the market value of assets classified as held for sale in connection with the planned sale of the shares in MUB, MUFG is expected to record the losses in the consolidated financial statements (under J-GAAP) for the first half of the fiscal year ending March 31, 2023.

1. Details

Upon the decision to sell MUB due to the conclusion of the share transfer agreement, MUAH recognizes quarterly gains or losses due to fluctuations in the market value of MUB’s assets as a result of the application of the market value evaluation (lower of cost or market) to the business subject to sale related to the share transfer.

Due to the rise in U.S. interest rates, MUAH posted a loss of ¥271.2 billion for the first quarter of the fiscal year ending December 2022 (January to March 2022) mainly due to the fair value valuation of securities and loans to be sold. [2]

This valuation loss was reflected in the consolidated financial results of MUFG for the first quarter of the fiscal year ending March 31, 2023, which were announced today.

In addition, with the rise in interest rates since the end of March 2022, MUAH is expected to record an additional loss of approximately ¥360 billion in the second quarter of the fiscal year ending December 2022 (April to June 2022) mainly due to the fair value valuation of securities and loans to be sold. [3]

As a result, MUFG’s consolidated financial results for the first half of the fiscal year ending March 2023 will reflect these losses totaling approximately ¥630 billion.

2. Impact on business performance

Among the total valuation loss of approximately ¥630 billion, approximately ¥440 billion related to tax effects of available-for-sale securities and held-to-maturity securities and loans and other assets are expected to be recorded as extraordinary gains upon the sale to USB.

And valuation losses that are not expected to be recorded as extraordinary gains have been hedged. [4] As a result, MUFG’s profits attributable to owners of parent for the full fiscal year is expected to be reduced by approximately ¥200 billion. [5]

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Although fluctuations in total credit costs and ordinary profits may occur, MUFG’s earnings target for the fiscal year ending March 2023 for Profits attributable to owners of parent of ¥1,000 billion, which was announced on May 16, 2022, included the loss of approximately ¥200 billion mentioned above. Therefore, there is no change to the earnings target.

[1]	For details on the agreement for the sale, please refer to the following press release: https://www.mufg.jp/dam/pressrelease/2021/pdf/news-20210921-001_en.pdf
[2]

¥227.0 billion of valuation losses recognized mainly related to securities held for sale is reflected in Other non-recurring gains (losses), and ¥44.2 billion of valuation losses recognized mainly related to loans held for sale is reflected in Total credit costs.

[3]

It is currently estimated that, approximately ¥170 billion of valuation losses recognized mainly related to securities held for sale will be reflected in Other non-recurring gains (losses), and approximately ¥190 billion of valuation losses recognized mainly related to loans held for sale will be reflected in Total credit costs.

[4]	Although a portion of risks cannot be hedged, the impact is expected be kept up to several tens of billion yen of losses.
[5]	Based on the assumed exchange rate of US$1 = ¥136.68; the figure may fluctuate in line with the exchange rates

- End -

Cautionary Statement Regarding MUFG’s Forward-Looking Statements

This communication contains forward-looking statements. We use words such as expects, intends, and similar expressions to identify forward-looking statements. Actual results could differ materially from those projected or forecast in the forward-looking statements. MUFG assumes no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,400 locations in more than 50 countries. The Group has about 170,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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About Mitsubishi UFJ Financial Group, Inc.’s U.S. Operations including MUFG Americas Holdings Corporation

The U.S. operations of Mitsubishi UFJ Financial Group, Inc. (MUFG), one of the world’s leading financial groups, has total assets of $333 billion at December 31, 2021. As part of that total, MUFG Americas Holdings Corporation (MUAH), a financial holding company, bank holding company, and intermediate holding company, has total assets of $163 billion at December 31, 2021. MUAH’s main subsidiaries are MUFG Union Bank, N.A. and MUFG Securities Americas Inc. MUFG Union Bank, N.A. provides a wide range of financial services to consumers, small businesses, middle-market companies, and major corporations. As of December 31, 2021, MUFG Union Bank, N.A. operated 296 branches, consisting primarily of retail banking branches in the West Coast states. MUFG Securities Americas Inc. is a registered securities broker-dealer which engages in capital markets origination transactions, domestic and foreign debt and equities securities transactions, private placements, collateralized financings, and securities borrowing and lending transactions. MUAH is owned by MUFG Bank, Ltd. and Mitsubishi UFJ Financial Group, Inc. MUFG Bank, Ltd., a wholly owned subsidiary of Mitsubishi UFJ Financial Group, Inc., has offices in Argentina, Brazil, Chile, Colombia, Peru, Mexico, and Canada. Visit www.unionbank.com or www.mufgamericas.com for more information.

About MUFG Union Bank, N.A.

As of December 31, 2021, MUFG Union Bank, N.A. operated 296 branches, consisting primarily of retail banking branches in the West Coast states. We provide a wide spectrum of corporate and retail banking and wealth management solutions to meet the needs of our clients. We also offer an extensive portfolio of value-added solutions for clients, including investment banking, personal and corporate trust, global custody, transaction banking, capital markets, and other services. With assets of $127.9 billion, as of December 31, 2021, MUFG Union Bank has strong capital reserves, credit ratings, and capital ratios relative to peer banks. MUFG Union Bank is a proud member of the Mitsubishi UFJ Financial Group (NYSE: MUFG), one of the world’s largest financial institutions with total assets of approximately ¥365.8 trillion (JPY) or $3.2 trillion (USD)[6], as of December 31, 2021. The corporate headquarters (principal executive office) for MUFG Americas Holdings Corporation, which is the financial holding company, and MUFG Union Bank, is in New York City. The main banking office of MUFG Union Bank is in San Francisco, California.

[6]	Exchange rate of 1 USD=¥115 (JPY) as of December 31, 2021

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